Exhibit 10.1

Execution Version

INVESTOR AGREEMENT

This investor agreement (this "Agreement") is dated as of April 4, 2012 (the "Effective Date"), by and between Nortek, Inc., a Delaware corporation (the "Company") and (i) Ares Corporate Opportunities Fund, II, L.P. ("ACOF II), (ii) ACOF Management II, L.P. ("ACOF Management II"), (iii) ACOF Operating Manager II, L.P. ("ACOF Operating II"), (iv) Ares Management, Inc. ("Ares Inc."), (v) Ares Corporate Opportunities Fund III, L.P. ("ACOF III"), (vi) ACOF Management III, L.P. ("ACOF Management III"), (vii) ACOF Operating Manager III, LLC ("ACOF Operating III"), (viii) Ares Management LLC ("Ares Management"), (ix) Ares Management Holdings LLC ("AM Holdings"), (x) Ares Holdings LLC ("Ares Holdings") and (xi) Ares Partners Management Company LLC ("APMC" and, together with ACOF II, ACOF Management II, ACOF Operating II, Ares Inc., ACOF III, ACOF Management III, ACOF Operating III, Ares Management, AM Holdings and Ares Holdings, the "Investor").

WHEREAS, Investor and the Company wish to enter into this Agreement to, among other things, confirm certain agreements relating to Investor's ability to transfer its shares of Common Stock; and

WHEREAS, certain capitalized terms used in this Agreement are defined in Section 4.1 (Defined Terms).

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

COVENANTS

Section 1.1 Transfer Limitation. Without the approval of a majority of the Disinterested Directors, Investor shall not, and shall not permit any of its Affiliates (together with Investor, the "Investor Parties") to, Transfer, directly or indirectly, any shares of Common Stock that are Beneficially Owned, directly or indirectly, by any of the Investor Parties (except in a Transfer in a public offering or to registered brokers or dealers in transactions over an exchange, in each case, where the identity of the Person who buys from or through such broker or intermediary is not known to Investor), if, immediately after giving effect to such Transfer, the Person that acquires such Common Stock (any such proposed transferee of securities, a "Transferee") would, individually or together with any other Person, Beneficially Own more than 17.5% of the outstanding Common Stock (the "Transfer Triggering Event"), unless the Transferee, prior to or concurrently with the date of such Transfer Triggering Event, agrees in writing to promptly commence a tender offer to acquire all of the outstanding shares of Common Stock that complies with applicable securities laws, including Rule 14d-10 promulgated under the Exchange Act, at a cash price per share not less than the highest amount received by any of the Investor Parties from the Transferee subsequent to the date that is four months prior to the date of such Transfer Triggering Event (or, in the case of a Transfer made pursuant to any earlier understanding or agreement relating to such Transfer Triggering Event, subsequent to the date of such earlier understanding or agreement) or otherwise reasonably acceptable to a majority of the Disinterested Directors and on terms reasonably acceptable to a majority of the Disinterested Directors as regards to (i) certainty of consummation within a reasonable time period and (ii) availability of the requisite financing.

Section 1.2   Change of Control Transaction. Without the approval of a majority of the Disinterested Directors, Investor shall not, and shall not permit any of the Investor Parties to, enter into or affirmatively support (including by agreeing to vote shares of Common Stock in favor of) any transaction resulting in a Change of Control in which any of the Investor Parties (i) is the acquiror or is part of, an investor in or a lender to the acquiring group or is proposed to be directly or indirectly combined with the Company or an Affiliate of the Company or (ii) receives per share consideration in its capacity as a stockholder of the Company in excess of that to be received by other stockholders, provided that no Investor Party shall be prohibited from making purchases of shares through ordinary course brokerage transactions on the principal exchange on which the Company's securities are traded notwithstanding the fact that the Investor Parties may own in excess of a majority of the outstanding voting securities of the Company as a result of such purchases.

Section 1.3   Company Transaction. Without the approval of a majority of the Disinterested Directors, Investor shall not, and shall not permit any of the Investor Parties to, engage in any Company Transaction. Notwithstanding anything to the contrary herein, nothing shall prevent Investor or the Investor Parties, alone or in concert with its representatives, from making one or more non-public proposals to the board of directors of the Company (the "Board") with respect to a transaction involving the Company.

Section 1.4   Board Limitations. Investor shall not, and shall not permit any of the Investor Parties to, take any action which would result in (i) the Board having less than a majority of Disinterested Directors or (ii) any committee of the Board having fewer Disinterested Directors than directors who are not Disinterested Directors.

Section 1.5   Sarbanes Oxley. The Company and Investor agree that the Company will not rely upon, or exercise its right to, any of the "controlled company" exemptions permitted under the Sarbanes-Oxley Act of 2002 or any exchange, including The NASDAQ Stock Market.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1   Representations and Warranties of Investor. Each of the entities comprising Investor represents and warrants that:

(a)   as of the date of this Agreement, Investor Beneficially Owns 5,358,748 shares of Common Stock;

(b)   Investor has full power and authority to execute, deliver and perform this Agreement, and the execution, delivery and performance of this Agreement by Investor has been duly authorized by all requisite corporate or equivalent action;

(c)   this Agreement has been duly and validly executed and delivered by Investor and constitutes a legal and binding obligation of Investor, enforceable against Investor in accordance with its terms;

(d)   the execution, delivery and performance of this Agreement by Investor does not and will not require any consent, waiver, approval, order, permit or authorization from, or declaration or filing with, or notification to, any Person (other than (i) Investor internal approvals which have been obtained prior to the execution of this Agreement and (ii) any required securities law filings); and

(e)   the execution, delivery and performance of this Agreement by Investor does not and will not, with or without the giving of notice or lapse of time, or both, (A) violate any law, statute, rule or regulation to which Investor is subject, (B) violate any order, judgment or decree applicable to Investor or (C) conflict with, or result in a breach or default under, any term or condition of Investor's applicable organizational documents or any agreement or instrument to which Investor is a party or by which it is bound.

Section 2.2   Representations and Warranties of the Company. The Company represents and warrants that:

(a)   the Company has full power and authority to execute, deliver and perform this Agreement, and the execution, delivery and performance of this Agreement by the Company has been duly authorized by all requisite corporate action;

(b)   this Agreement has been duly and validly executed and delivered by the Company and constitutes a legal and binding obligation of the Company, enforceable against the Company in accordance with its terms;

(c)   the execution, delivery and performance of this Agreement by the Company does not and will not require any consent, waiver, approval, order, permit or authorization from, or declaration or filing with, or notification to, any Person (other than (i) Board approval which was obtained prior to the execution of this Agreement and (ii) any required securities law filings); and

(d)   the execution, delivery and performance of this Agreement by the Company does not and will not, with or without the giving of notice or lapse of time, or both, (A) violate any law, statute, rule or regulation to which the Company is subject, (B) violate any order, judgment or decree applicable to the Company or (C) conflict with, or result in a breach or default under, any term or condition of the Company's organizational documents or any agreement or instrument to which the Company is a party or by which it is bound.

ARTICLE III

TERMINATION

Section 3.1   Termination. This Agreement may be terminated as follows (the date of such termination, the "Termination Date"):

(a)   if Investor and the Company mutually agree in writing to terminate this Agreement, but only if the Disinterested Directors have approved such termination; and

(b)   without any other action by the parties hereto, if no Investor Party owns any shares of Common Stock.

Section 3.2   Procedure upon Termination. In the event of termination pursuant to Section 3.1, this Agreement shall terminate on the Termination Date without further action by Investor and the Company.

Section 3.3   Effect of Termination. In the event that this Agreement is validly terminated as provided in this Article III, then each of the parties hereto shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to the other party; provided, however, that Article V shall survive any such termination and shall be enforceable hereunder; provided further, however, that nothing in this Section 3.3 shall relieve any party hereto of any liability for a breach of a representation, warranty or covenant in this Agreement prior to the Termination Date.

ARTICLE IV

DEFINED TERMS

Section 4.1   Defined Terms. For purposes of this Agreement, the following terms, when used in this Agreement with initial capital letters, shall have the respective meanings set forth in this Agreement:

(a)   "Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this Agreement, "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise. For the avoidance of doubt, for purposes of this Agreement, the Company shall not be deemed to be an "Affiliate" of any Investor Party.

(b)   "Beneficial Ownership" by a Person of any securities means "beneficial ownership" as used for purposes of Rule 13d-3 adopted by the SEC under the Exchange Act, and shall include economic interests in any security as a result of any cash-settled total return swap transaction or any other swap, other derivative or "synthetic" ownership arrangement (in which case the number of securities with respect to which such Person has economic ownership shall be determined by the Company in it reasonable judgment based on such Person's equivalent net long position). The term "Beneficially Own" shall have a correlative meaning.

(c)   "Business Day" means any day other than (i) a Saturday, (ii) a Sunday, or (iii) any day on which commercial banks in New York, New York are required or authorized to close by law or executive order.

(d)   "Common Stock" means the common stock, par value $0.01 per share, of the Company, and any successor security as provided by Section 5.12.

(e)   "Change of Control" means any transaction involving (i) the acquisition (by purchase, merger or otherwise) by any Person of Beneficial Ownership of voting securities of the Company entitling such Person to exercise a majority of the total voting power of all outstanding securities entitled to vote generally in elections of directors of the Company, (ii) a sale of all or substantially all of the assets of the Company and its Subsidiaries (determined on a consolidated basis), in one transaction or series of related transactions, or (iii) the consolidation, merger, amalgamation, reorganization of the Company or a similar transaction in which the Company is combined with another Person, unless the holders of all outstanding securities of the Company immediately prior to the consummation of such transaction constitute the same holders (and with the same proportionate ownership share) of securities of the combined or surviving entity immediately after the consummation of such transaction.

(f)   "Company Transaction" means any transaction or series of related transactions between the Company or any Subsidiary of the Company, on the one hand, and any of the Investor Parties, on the other hand, provided, however, that none of the following shall constitute a Company Transaction: (i) customary compensation arrangements (whether in the form of cash or equity awards), expense reimbursement, director insurance coverage and/or indemnification arrangements (and related advancement of expenses) in each case for Board designees, or any use by such Persons, for Company business purposes, of aircraft, vehicles, property, equipment or other assets owned or customarily provided to members of the Board by the Company or any of its Subsidiaries; (ii) any transaction or series of transactions if the same is in the ordinary course of business of the Company and does not involve payments by the Company in excess of $100,000 in the aggregate on an annual basis for such transaction or series of transactions, (iii) the performance by the Company or any Investor Party of their respective obligations under any agreements existing as in effect on the date hereof; and (iv) the performance by the Company or any Investor Party of their respective obligations under any agreement (but specifically excluding any agreement negotiated between the Company and any Investor Party) relating to debt securities of the Company acquired by an Investor Party after the date hereof.

(g)   "Disinterested Director" means a director of the Company who (i) is not Affiliated with, employed by, or otherwise designated or nominated by, Investor or any of the Investor Parties and (ii) has no personal financial interest in the proposed action (other than the same interest, if a stockholder of the Company, as the other stockholders of the Company).

(h)   "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the SEC promulgated thereunder, all as the same may be amended and shall be in effect from time to time.

(i)   "Person" means an individual, a group (including a "group" under Section 13(d) of the Exchange Act), a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

(j)   "SEC" means the Securities and Exchange Commission or any other federal agency then administering the Exchange Act, the Securities Act and other federal securities laws.

(k)   "Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the SEC promulgated thereunder, all as the same may be amended and shall be in effect from time to time.

(l)   "Subsidiary" means, with respect to a Person, any corporation, limited liability company, partnership, trust or other entity of which such Person owns (either alone, directly, or indirectly through, or together with, one or more of its Subsidiaries) 50% or more of the equity interests the holder of which is generally entitled to vote for the election of the board of directors or governing body of such corporation, limited liability company, partnership, trust or other entity.

(m)   "Transfer" means to sell or otherwise transfer, directly or indirectly, in one transaction or series of transactions, including in connection with a share exchange, consolidation, merger, amalgamation, reorganization or other transaction.

<center>**ARTICLE V**</center>

<center>**MISCELLANEOUS**</center>

Section 5.1   Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be considered given if given in the manner, and be deemed given at times, as follows: (a) on the date delivered, if personally delivered; (b) on the day of transmission if sent via facsimile transmission to the facsimile number given below; or (c) on the next Business Day after being sent by recognized overnight mail service specifying next business day delivery, in each case with delivery charges pre-paid and addressed to the following addresses:

If to Investor (or any other Investor Party), to:

> Ares Management LLC
> 2000 Avenue of the Stars, 12th Floor
> Los Angeles, CA 90067
> Facsimile: (310) 201-4170
> Attention: Daniel C. Lukas

> with a copy to:

> Sullivan & Cromwell LLP
> 1888 Century Park East, Suite 2100
> Los Angeles, CA 90067
> Facsimile: (310) 407-2681
> Attention: Alison S. Ressler

If to Company, to:

> Nortek, Inc.
> 50 Kennedy Plaza
> Providence, RI 02903-2360
> Attention: Kevin Donnelly, General Counsel
> Facsimile: (401) 751-4610

> with a copy to:

> Weil, Gotshal & Manges LLP
> 767 Fifth Avenue
> New York, New York 10153
> Facsimile: (212) 310-8007
> Attention: Frederick S. Green

Section 5.2   Invalid Transfer. Notwithstanding anything to the contrary herein, in the event of any purported Transfer by any of the Investor Parties of any shares of Common Stock in violation of the provisions of this Agreement, such purported Transfer will be void and the Company will not give effect to such Transfer, shall not record any such improper transfer on its books or otherwise treat any purported transferee as the owner of such stock for any purpose.

<center>6</center>

Section 5.3   Legend. At the Company's election, any shares of Common Stock issued in certificated form shall bear a legend on the face thereof substantially to the following effect (with such additions thereto or changes therein as the Company may be advised by counsel are required by law or necessary to give full effect to this Agreement, the "Legend"):

"THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN INVESTOR AGREEMENT BY AND BETWEEN NORTEK, INC. AND ARES MANAGEMENT LLC AND CERTAIN AFFILIATES OF ARES MANAGEMENT LLC, DATED APRIL 4, 2012, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF NORTEK, INC. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH INVESTOR AGREEMENT. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH INVESTOR AGREEMENT TO THE EXTENT APPLICABLE TO THE HOLDER BY THE TERMS OF SUCH INVESTOR AGREEMENT."

Section 5.4   Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any party without the prior written consent of the other party. This Agreement is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement.

Section 5.5   Prior Negotiations; Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto and supersedes all prior agreements, arrangements or understandings, whether written or oral, between the parties hereto with respect to the subject matter of this Agreement.

Section 5.6   Governing Law; Venue. THIS AGREEMENT, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement WILL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE. THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF, AND VENUE IN, DELAWARE AND WAIVES ANY OBJECTION BASED ON FORUM NON CONVENIENS.

Section 5.7   Counterparts. This Agreement may be executed in any number of counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto, and delivered to the other party (including via facsimile or other electronic transmission), it being understood that each party need not sign the same counterpart.

Section 5.8   Waivers and Amendments. Subject to Section 5.2, this Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions of this Agreement may be waived, only by a written instrument signed by Investor and the Company (with the approval of a majority of the Disinterested Directors) or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege pursuant to this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege pursuant to this Agreement, nor shall any single or partial exercise of any right, power or privilege pursuant to this Agreement, preclude any other or further exercise thereof or the exercise of any other right, power or privilege pursuant to this Agreement. The rights and remedies provided pursuant to this Agreement are cumulative and are not exclusive of any rights or remedies which any party otherwise may have at law or in equity.

Section 5.9   Construction. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

Section 5.10   Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 5.11   Equitable Relief. It is hereby acknowledged that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed fully by the parties hereto in accordance with the terms specified herein, and that monetary damages are an inadequate remedy for breach of this Agreement because of the difficulty of ascertaining and quantifying the amount of damage that will be suffered by the parties hereto relying hereon in the event that the undertakings and provisions contained in this Agreement were breached or violated. Accordingly, each party hereto hereby agrees that each other party hereto shall be entitled to an injunction or injunctions to restrain, enjoin and prevent breaches of the undertakings and provisions hereof and to enforce specifically the undertakings and provisions hereof in any court of the United States or any state having jurisdiction over the matter; it being understood that such remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.

Section 5.12   Successor Securities. The provisions of this Agreement pertaining to shares of Common Stock shall apply to all shares of Common Stock Beneficially Owned by any Investor Party and any voting equity securities of the Company, regardless of class, series, designation or par value, that are issued as a dividend on or in any other distribution in respect of, or as a result of a reclassification (including a change in par value) in respect of, shares of Common Stock or other shares of the Company which, as provided by this section, are considered as shares of Common Stock for purposes of this Agreement and shall also apply to any voting equity security issued by any company that succeeds, by merger, consolidation, a share exchange, a reorganization of the Company or any similar transaction, to all or substantially all the business of the Company, or to the ownership thereof, if such security was issued in exchange for or otherwise as consideration for or in respect of shares of Common Stock (or other shares considered as shares of Common Stock, as provided by this definition) in connection with such succession transaction.

Section 5.13   No Impairment. Investor shall not, and shall not permit any of the Investor Parties to, by Transfer of shares of Common Stock, issuance or sale of securities or any other action, avoid or seek to avoid the good faith observance or performance of any of the terms of this Agreement.

Section 5.14   Further Assurances. The Company and Investor hereby agree to take (and shall cause their Affiliates to take), at any time and from time to time, all actions necessary to accomplish and comply with the provisions of this Agreement.

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed and delivered by each of them or their respective officers thereunto duly authorized, all as of the date first written above.


NORTEK, INC.


By: /s/ Kevin W. Donnelly
     Name: Kevin W. Donnelly
     Title: Senior Vice President, General Counsel
   and Secretary

ARES CORPORATE OPPORTUNITIES FUND II, L.P.,

By: ACOF OPERATING MANAGER
II, L.P.,

    Its Manager

    /s/ Michael D. Weiner
    By: Michael D. Weiner

    Its: Authorized Signatory

ACOF MANAGEMENT II, L.P.

By: ACOF OPERATING MANAGER II, L.P.,

    Its General Partner

    /s/ Michael D. Weiner
    By: Michael D. Weiner

    Its: Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

    /s/ Michael D. Weiner
    By: Michael D. Weiner

    Its: Authorized Signatory

ARES MANAGEMENT INC.

    /s/ Michael D. Weiner
    By: Michael D. Weiner

    Its: Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

By: ACOF OPERATING MANAGER III, L.P.,

    Its Manager

/s/ Michael D. Weiner
By: Michael D. Weiner

Its: Authorized Signatory

ACOF MANAGEMENT III, L.P.

By: ACOF OPERATING MANAGER
III, LLC,

    Its General Partner

/s/ Michael D. Weiner
By: Michael D. Weiner

Its: Authorized Signatory

ACOF OPERATING MANAGER III, LLC

/s/ Michael D. Weiner
By: Michael D. Weiner

Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/ Michael D. Weiner
By: Michael D. Weiner

Its: Authorized Signatory

ARES MANAGEMENT HOLDINGS LLC

/s/ Michael D. Weiner
By: Michael D. Weiner

Its: Authorized Signatory

ARES HOLDINGS LLC

/s/ Michael D. Weiner
By: Michael D. Weiner

Its: Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Michael D. Weiner
By: Michael D. Weiner

Its: Authorized Signatory